Clean Coal Technologies, Inc.
295 Madison Avenue (12th Floor)
New York, New York 10017

September 29, 2011

Ethan Horowitz
Accounting Branch Chief
United States Securities and Exchange Commission
Washington. D.C. 20549-7010

Re:	Comment Letter dated September 21, 2011 for
Clean Coal Technologies, Inc.
Form 10-K for Year Ended December 31, 2010
Filed March 25, 2011
Form 10-Q for Fiscal Quarter Ended June 30, 2011
Filed August 2, 2011
File No. 000-53557

Mr. Horowitz:

Pursuant to the comments received from the Commission in the letter dated September 21, 2011, the following are our responses.  For your convenience, the comments are quoted followed by our response and a page number where amendments or modifications were made if appropriate.

Form 10-K for Fiscal Year Ended December 31, 2010 Controls and Procedures, page 37

Comment 1. We note you believe management is exempt from providing a conclusion as to the effectiveness of your internal controls and procedures over financial reporting. We do not believe you meet the requirements for this temporary exemption noted under Instruction 1 to Regulation S-K, Item 308. Therefore, please amend your filing to provide the disclosures required by Item 308(a) of Regulation S-K.

Response: Page 37. The required disclosures have been provided in the amended Form 10-K.

Comment 2. We note your certification refers to the Form 10-K for the period ending December 31,
2009. Please file a full and complete amendment to refer to the correct period in a newly signed and dated certification.

Response: Exhibit 32. The certification has been corrected.

Form 10-Q for Fiscal Quarter Ended June 30. 2011 Exhibit 32

Comment 3. The certification filed as Exhibit 32 omits the language required by Rule 13a-14(b) (17
CFR240.13a-14(b)) or Rule 15d-14(b) (17 CFR240.15d-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350). Please file a full and complete amendment to your Form 10-Q to provide a newly signed and dated certification with complete disclosure language.

Response: Exhibit 32. The amended Form 10-Q includes the corrected certification exhibit.

Closing Comments

We understand and acknowledge that:

-	We are responsible for the adequacy and accuracy of the disclosure in the filing;

-	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your assistance and thank you in advance for your prompt attention.

Sincerely,

Clean Coal Technologies, Inc.

/s/Robin Eves
Robin Eves, Chief Executive Officer and President